Filed pursuant to Rule 433

Dated April 30, 2026

Registration Nos. 333-287291 and 333-287291-01

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated April 28, 2026 and Prospectus dated May 15, 2025)

AEGON FUNDING COMPANY LLC

PRICING TERM SHEET

APRIL 30, 2026

This communication relates only to the securities described below and should be read together with the Preliminary Prospectus Supplement, dated April 28, 2026 (the “Prospectus Supplement”) and the Prospectus, dated May 15, 2025 (the “Base Prospectus”) relating to these securities.

Issuer:	Aegon Funding Company LLC (the “Issuer”)

Guarantor:	Aegon Ltd. (the “Guarantor” or “Aegon”)

Expected Issue Ratings*:	Baa1 / BBB+ (Moody’s / S&P)

Securities Offered:	5.625% Senior Notes due 2036 (the “Notes”)

Offering Format:	SEC Registered

Form and Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Aggregate Principal Amount:	$500,000,000

Trade Date:	April 30, 2026

Settlement Date**:	May 7, 2026 (T+5)

Scheduled Maturity Date:	May 7, 2036

Interest Rate:	5.625% per annum payable semi-annually in arrear

Interest Payment Dates:	May 7 and November 7 of each year, commencing November 7, 2026

Yield to Maturity:	5.660%

Benchmark Treasury:	4.125% due February 15, 2036

Spread to Benchmark Treasury:	T+127 bps

Benchmark Treasury Price / Yield:	97-29 / 4.390%

Issue Price:	99.736% of the principal amount

Underwriting Discount:	0.450% of the principal amount

Net Proceeds (Before Expenses):	$496,430,000

Optional Redemption:	Prior to February 7, 2036 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at its option, at any time and from time to time at a redemption price equal to the greater of: (a) (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus Supplement) plus 20 basis points, less (ii) any accrued and unpaid interest to, but excluding, the redemption date, or (b) 100% of the principal amount of the Notes to be redeemed, plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any one time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption For Other Reasons:	The Issuer may elect to redeem the Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date, upon the occurrence of certain changes in applicable tax law.

Issuer Substitution:	The Issuer may at any time following a consolidation, merger or sale of all or substantially all of its assets, without the consent of the holders, substitute itself as principal debtor under the Notes following such consolidation, merger or sale of all or substantially all of its assets with such a substitute company in accordance with the terms of the indenture, provided that, immediately after giving effect to such transaction, no Event of Default (as defined in the Prospectus Supplement) has occurred or is continuing in respect of the Notes and no payment in respect of such Notes is at the relevant time overdue. See “Description of the Notes and Guarantees—Issuer Substitution” in the Prospectus Supplement for further details.

Governing Law:	State of New York

Expected Listing:	New York Stock Exchange

CUSIP / ISIN:	00775V AB0 / US00775VAB09

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*

Ratings are not a recommendation to purchase, hold or sell notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information.

**

It is expected that delivery of the Notes will be made against payment therefore on the Settlement Date, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the U.S. secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day prior to the delivery of such Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The Company and the Issuer have filed a registration statement (including the Base Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Prospectus Supplement and other documents the Company and the Issuer have filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the Issuer and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities, Inc. at +1-800-294-1322, Citigroup Global Markets Inc. toll-free at +1-800-831-9146, Deutsche Bank Securities Inc. toll-free at +1-800-503-4611, Morgan Stanley & Co. LLC toll-free at +1-866-718-1649 and Wells Fargo Securities, LLC toll-free at +1-800-645-3751.

MIFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document or UK CCI product summary has been prepared as not available to retail in EEA or the UK.

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